UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100) TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of the Issuer)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Filing Persons)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

José Antonio Guaraldi Felix

Investor Relations Officer

Rua Verbo Divino, 1356

São Paulo-SP-04719-002

Brazil

Telephone: (55)-11-2111-2785

with copies to:

Nicolas Grabar, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212)-225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$72,329,522.68	$8,302.90

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Preferred Shares, no par value (including Preferred Shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Persons at a purchase price of R$29.02 in cash per Preferred Share. As of August 19, 2012, there were 228,503,916 Preferred Shares outstanding (including Preferred Shares represented by American Depositary Shares), of which 223,080,448 are owned directly or indirectly by the Filing Persons. As a result, this calculation assumes the purchase of 5,423,468 outstanding Preferred Shares. The Transaction Valuation was calculated in Brazilian reais (R$) and converted into U.S. dollars at the exchange rate in effect on October 11, 2013 of U.S.$1 = R$2.176, as reported by Bloomberg L.P.
(2)

The total filing fee of $8,302.90 was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and is the sum of (i) $8,176.57 (paid on August 13, 2012), which is the product of $71,348,734.58 (the transaction value calculated at the exchange rate in effect on August 8, 2012 of U.S.$1 = R$2.025, as reported by Bloomberg L.P.) and 0.0001146 (the Fee Rate then in effect based on Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011), and (ii) $126.33 (paid on October 17, 2013), which is the product of $980,788.10 (the difference between the previous transaction value of $71,348,734.58 and the current Transaction Value of $72,329,522.68) and 0.0001288 (the Fee Rate currently in effect based on Fee Rate Advisory #1 for fiscal year 2014, issued on August 30, 2013).

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Total Amount Previously Paid: $8,302.90	Filing Parties: Empresa Brasileira de Telecomunicações S.A. – Embratel and Embratel Participações S.A.
Form or Registration No: Schedule TO	Dates Filed: August 13, 2012 and October 17, 2013

This Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”), filed by Net Serviços de Comunicação S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Net” or the “Company”), relates to the offer (the “Offer”) by Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”) and Embratel Participações S.A (“Embrapar,” and together with Embratel, the “Offerors”), disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement on a Combined Schedule TO and Schedule 13E-3 under cover of Schedule TO, dated as of the date hereof (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”), to purchase any and all outstanding common shares, no par value (“Common Shares”) and preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net, upon the terms and conditions set forth in the offer to purchase dated October 17, 2013 (the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(i) and incorporated herein by reference, and the related ADS Letter of Transmittal attached hereto as Exhibit (a)(1)(ii), and incorporated herein by reference. This Offer is being conducted concurrently in the United States and Brazil, where separate offering materials have been published in Portuguese. Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meaning given to them in the Offer to Purchase.

The Company is filing a Schedule 14D-9 Solicitation/Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(9) of the Securities Exchange Act of 1934, as amended, in response to the Schedule TO. A copy of the Schedule 14D-9 is attached hereto as Exhibit (a)(2).

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information” is incorporated herein by reference.

(b)	Securities: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information” is incorporated herein by reference.

(c)	Trading Market and Price: The information set forth in the Offer to Purchase under the caption “The Tender Offer—7. Certain Information about the Common Shares, Preferred Shares and ADSs” is incorporated herein by reference.

(d)	Dividends: The information set forth in the Offer to Purchase under the caption “The Tender Offer—7. Certain Information about the Common Shares, Preferred Shares and ADSs” is incorporated herein by reference.

(e)	Prior Public Offerings: Not applicable.

(f)	Prior Stock Purchases: Not applicable.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address: The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information” is incorporated herein by reference. The subject company is the filing person.

The business address and phone number of the directors and executive officers is the same as that of the Company noted above.

(b)	Business and Background of Entities: The information set forth in the Offer to Purchase under the caption “The Tender Offer—9. Certain Information about Embratel and Embrapar” is incorporated herein by reference.

(c)	Business and Background of Natural Persons: The information set forth in the Offer to Purchase under “Schedule I—Information about the Directors and Executive Officers of Embratel, Embrapar and Certain of Their Affiliates” is incorporated herein by reference. For information about the Company’s directors and executive officers, see Annex B to the Schedule 14D-9, which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms; Tender Offers: The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” “Introduction,” “Special Factors,” “The Tender Offer—1. Terms of the Tender Offer and Expiration Date,” “The Tender Offer—2. Acceptance for Payment and Payment for Shares,” “The Tender Offer—3. Procedures for Participating in the Tender Offer,” “The Tender Offer—4. Withdrawal Rights” and “The Tender Offer—6. Certain U.S. Federal Income and Brazilian Tax Consequences,” is incorporated herein by reference.

(c)	Different Terms: Not applicable.

(d)	Appraisal Rights: Not Applicable.

(e)	Provisions for Unaffiliated Security Holders: Not applicable.

(f)	Eligibility for Listing or Trading: Not Applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)-(c), (e)	Transactions; Significant Corporate Events; Negotiations or Contacts; and Agreements Involving the Subject Company’s Securities: The information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and in the Offer to Purchase under the caption “Special Factors—Interests of Certain Persons in the Tender Offer; Security Ownership; Transactions and Arrangements Concerning the Common Shares, Preferred Shares and ADSs” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b), (c)(1)-(8)	Use of Securities Acquired, Plans: The information set forth in the Schedule 14D-9 under the captions “Introduction,” “Item 7. Purposes of the Transaction and Plans or Proposals,” and in the Offer to Purchase under the captions “Special Factors—Purpose of and Reasons for the Tender Offer; Plans for Net Following the Tender Offer” and “Special Factors—Certain Effects of the Tender Offer” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Offer to Purchase under the caption “Special Factors—Purpose of and Reasons for the Tender Offer; Plans for Net Following the Tender Offer” is incorporated herein by reference.

(b)	Alternatives. Not applicable.

(c)	Reasons. The information set forth in the Offer to Purchase under the caption “Special Factors—Purpose of and Reasons for the Tender Offer; Plans for Net Following the Tender Offer” is incorporated herein by reference.

(d)	Effects: The information set forth in the Schedule 14D-9 under the caption “Introduction” and in the Offer to Purchase under the captions “Special Factors—Purpose of and Reasons for the Tender Offer; Plans for Net Following the Tender Offer—Plans for Net Following the Tender Offer,” “Special Factors—Certain Effects of the Tender Offer” and “The Tender Offer—6. Certain U.S. Federal Income and Brazilian Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a)-(b)	Fairness; Factors Considered in Determining Fairness: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation/Recommendation” is incorporated herein by reference.

(c)	Approval of Security Holders: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation/Recommendation—Recommendation of the Board” is incorporated herein by reference.

(d)	Unaffiliated Representative: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation/Recommendation—Recommendation of the Board” is incorporated herein by reference.

(e)	Approval of Directors: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation/Recommendation—Recommendation of the Board” is incorporated herein by reference.

(f)	Other Offers: Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion or Appraisal: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation/Recommendation” and in the Offer to Purchase under the captions “Special Factors—Position of Net’s Board of Directors Regarding Fairness of the Tender Offer” and “Special Factors—Valuation Report of BTG Pactual” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation/Recommendation” and “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

(c)	Availability of Documents: The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Shares or Preferred Shares or by any holder of ADSs representing Preferred Shares of the Company or representative of any such interested holder who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds: The information contained in the Offer to Purchase under the caption “The Tender Offer—5. Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions: The tender offer is not subject to any conditions other than that the Common Shares and Preferred Shares (including Preferred Shares represented by ADSs) be validly tendered as described in the Offer to Purchase under the captions “The Tender Offer—2. Acceptance for Payment and Payment for Shares” and “The Tender Offer — 3. Procedures for Participating in the Tender Offer,” which are incorporated herein by reference.

(c)	Expenses: The information set forth in the Offer to Purchase under the caption “The Tender Offer—11. Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds: Not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership: The information set forth in the Offer to Purchase under the caption “Special Factors—Interests of Certain Persons in the Tender Offer; Security Ownership; Transactions and Arrangements Concerning the Common Shares, Preferred Shares and ADSs—Ownership of Shares of Net and Intent to Tender” is incorporated herein by reference.

(b)	Securities Transactions: The information set forth in the Offer to Purchase under the captions “Special Factors—Interests of Certain Persons in the Tender Offer; Security Ownership; Transactions and Arrangements Concerning the Common Shares, Preferred Shares and ADSs—Transactions in Shares of Net by Certain Persons” and “Schedule 2: Recent Acquisitions of Net’s Securities by the Offerors” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction: To the extent known to Net after making reasonable inquiry, none of Net’s executive officers, directors or affiliates currently intends to tender Commons Shares or Preferred Shares (including Preferred Shares represented by ADSs) held of record or beneficially owned by them pursuant to the Offer.

(e)	Recommendations of Others: None.

Item 13.	Financial Statements.

(a)	Financial Information: The information set forth in the Offer to Purchase under the caption “The Tender Offer—8. Certain Information about Net—Financial Information” is incorporated herein by reference.

(b)	Pro Forma Information: Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations: The information set forth in the Schedule 14D-9 under the caption “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated by reference herein. The Company has not retained any other persons, including a proxy solicitor or information agent, in connection with the Offer and the transactions contemplated thereby. Reference is made to the information set forth in the Offer to Purchase under “The Tender Offer—11. Fees and Expenses” with respect to the persons employed or retained by the Offerors.

(b)	Employees and Corporate Assets: None.

Item 15.	Additional Information.

(b)	Other Material Information: The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

ITEM 16.     Exhibits.

(a)(1)(i)	Offer to Purchase, dated October 17, 2013 (incorporated herein by reference to Exhibit (a)(1)(i) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(1)(ii)	Form of ADS Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iii) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(1)(iv)	Form of Letter to Clients (incorporated herein by reference to Exhibit (a)(1)(iv) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(1)(v)	Notice of Unified Offer to Purchase Common Shares and Preferred Shares Issued by Net, as made public on October 17, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on October 17, 2013).

(a)(1)(vi)	Form of Summary Advertisement published on October 17, 2013, in The New York Times (incorporated herein by reference to Exhibit (a)(1)(vi) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(2)	Schedule 14D-9 (incorporated herein by reference to Net’s Schedule 14D-9, filed on October 17, 2013).

(b)	None.

(c)(i)	Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários on June 6, 2012 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on June 7, 2012).

(c)(ii)	Revised Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, as made public on October 1, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on October 2, 2013).

(c)(iii)	Revised Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, as made public on September 27, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on September 27, 2013).

(c)(iv)	Opinion of Banco de Investimentos Credit Suisse (Brasil) S.A., dated October 15, 2013, to the Board of Directors of Net Serviços de Comunicação S.A. (incorporated herein by reference to Annex A to Net’s Schedule 14D-9, filed on October 17, 2013).

(c)(v)	Presentation of Banco de Investimentos Credit Suisse (Brasil) S.A. dated October 15, 2013, to the Board of Directors of Net Serviços de Comunicação S.A.

(d)(i)	Shareholders’ Agreement, dated as of December 21, 2012, among EG and the Offerors, and Net and América Móvil, as intervening parties (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on December 26, 2012).

(d)(ii)	Shareholders’ Agreement, dated as of December 21, 2012, among Globo, Embrapar and Embratel, and EG, Net and América Móvil, as intervening parties (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on December 27, 2012).

(d)(iii)	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net and the guarantor subsidiaries parties thereto (English translation) (incorporated herein by reference to Exhibit e(20) to Net’s Schedule 14D-9, filed on September 14, 2010).

(f)	Not Applicable.

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/s/ Roberto Catalão Cardoso
Name:	Roberto Catalão Cardoso
Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated October 17, 2013 (incorporated herein by reference to Exhibit (a)(1)(i) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(1)(ii)	Form of ADS Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iii) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(1)(iv)	Form of Letter to Clients (incorporated herein by reference to Exhibit (a)(1)(iv) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(1)(v)	Notice of Unified Offer to Purchase Common Shares and Preferred Shares Issued by Net, as made public on October 17, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on October 17, 2013).

(a)(1)(vi)	Form of Summary Advertisement published on October 17, 2013, in The New York Times (incorporated herein by reference to Exhibit (a)(1)(vi) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(2)	Schedule 14D-9 (incorporated herein by reference to Net’s Schedule 14D-9, filed on October 17, 2013).

(b)	None.

(c)(i)	Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários on June 6, 2012 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on June 7, 2012).

(c)(ii)	Revised Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, as made public on October 1, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on October 2, 2013).

(c)(iii)	Revised Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, as made public on September 27, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on September 27, 2013).

(c)(iv)	Opinion of Banco de Investimentos Credit Suisse (Brasil) S.A., dated October 15, 2013, to the Board of Directors of Net Serviços de Comunicação S.A. (incorporated herein by reference to Annex A to Net’s Schedule 14D-9, filed on October 17, 2013).

(c)(v)	Presentation of Banco de Investimentos Credit Suisse (Brasil) S.A., dated October 15, 2013, to the Board of Directors of Net Serviços de Comunicação S.A.

(d)(i)	Shareholders’ Agreement, dated as of December 21, 2012, among EG and the Offerors, and Net and América Móvil, as intervening parties (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on December 26, 2012).

(d)(ii)	Shareholders’ Agreement, dated as of December 21, 2012, among Globo, Embrapar and Embratel, and EG, Net and América Móvil, as intervening parties (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on December 27, 2012).

(d)(iii)	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net and the guarantor subsidiaries parties thereto (English translation) (incorporated herein by reference to Exhibit e(20) to Net’s Schedule 14D-9, filed on September 14, 2010).

(f)	Not Applicable.

(g)	None.